March 11, 2019

Gary Simanson
President and Chief Executive Officer
Thunder Bridge Acquisition, Ltd.
9912 Georgetown Pike
Suite D203
Great Falls, VA 22066

       Re: Thunder Bridge Acquisition, Ltd.
           Registration Statement on Form S-4
           Filed February 12, 2019
           File No. 333-229616

Dear Mr. Simanson:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 147

1. Please tell us how you considered all the provisions of ASC 805-10-55-12.a through e and
       805-10-55-13 in determining that Thunder Bridge will be considered the accounting acquirer in the merger transaction. Specifically address the fact that following the merger, senior management will be comprised entirely of Repay's management; five of the nine board seats will be held by Repay's current directors, and Corsair will hold a 27% interest in the combined entity.
2. Your pro forma financial statements as presented assume no Class A ordinary shares were redeemed. However, we note that you may be required to account for the Repay acquisition as a reverse merger, if more than 5,516,968 Class A ordinary shares are
 Gary Simanson
FirstName LastNameGary Simanson
Thunder Bridge Acquisition, Ltd.
Comapany2019
March 11, NameThunder Bridge Acquisition, Ltd.
March 11, 2019 Page 2
Page 2
FirstName LastName
         redeemed such that there will be insufficient cash on hand to satisfy the cash consideration condition. Notwithstanding your response to the previous comment, please include additional pro forma information that assumes various redemption levels and include a presentation that gives effect to the reverse merger accounting, or explain why you believe such information need not be presented. Refer to Rule 11-02(b)(8) of Regulation S-X.
Notes to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 155

3. Please revise note (e) to include the assumptions used to determine the pro forma adjustments related to the Tax Receivable Agreement. Tell us whether you assumed the tax impact related to the exchange of Post-Merger Repay Units for Class A common stock. If so, disclose the number of units assumed to be exchanged for purposes of your pro forma calculations and how you determined that such assumption met the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 157

4. You state that adjustment (dd) represents estimated interest expense related to the new debt that will be issued at the closing of the business combination. Please revise to clarify how this adjustment is impacted by the repayment of Repay's outstanding debt and include the calculations and assumptions that support this adjustment. Similar revisions should be made to explain the calculations used in note (aa). Information About Thunder Bridge
Fair Market Value of Target Business, page 159

5. Please clarify the steps and analyses management performed to ultimately conclude
         Repay's fair market value or that the merger consideration was fair to investors. Also revise your disclosure to provide details with respect to the comparable companies the board considered in determining Repay's fair market value.
Information About Repay
Company Overview, page 194

6. You refer to year-over-year payment volume growth of 42% in fiscal 2018. Tell us what percentage of such growth was attributable to the Paymaxx and PaidSuite acquisitions.
         To the extent your acquisitions have significantly contributed to your period-over-period growth in volume and revenue, please revise to indicate as such. Similar revisions should be made to the Overview section of your MD&A.
Third Party Processors and Sponsor Banks, page 205

7. We note that some of your sponsor banks have agreed to work with you exclusively in a particular vertical. Please tell us what consideration you have given to identifying the
 Gary Simanson
FirstName LastNameGary Simanson
Thunder Bridge Acquisition, Ltd.
Comapany2019
March 11, NameThunder Bridge Acquisition, Ltd.
March 11, 2019 Page 3
Page 3
FirstName LastName
         verticals in which you have these exclusive contracts and also the consideration you have given to filing these contracts as exhibit to your registration statement. Refer to Item
         601(b)(10) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Repay
Key Operation Metrics and Non-GAAP Financial Measures, page 212

8. We note your presentation of net revenue includes adjustments for interchange and network fees, which are included in revenue. Please explain to us why you believe this non-GAAP financial measure does not substitute individually tailored revenue recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-
         GAAP Financial Measures Compliance and Disclosure Interpretations.
9. We note adjustment (e) in your Adjusted EBITDA reconciliation includes other non-
         recurring charges. Please tell us how you determined such charges are non-recurring or revise accordingly. Refer to Item 10(e)(ii)(B) of Regulation S-K. Management of the Company Following the Business Combination, page 239

10. Please revise this section to describe any arrangement or understanding between any director and any other persons pursuant to which the director was selected to serve on the company's board. Refer to Item 401(a) of Regulation S-K.
Hawk Parent Holdings LLC
Audited Consolidated Financial Statements
Note 1. Nature of Business and Summary of Significant Accounting Policies Revenue, page F-38

11. Tell us the amount of revenue recognized from fixed transaction and service fees and disclose how such revenue is recognized. Also, to the extent material, please include a separate discussion in your results of operations of discount fees and other related fixed transaction or service fees or explain why you do not believe such information would be useful to investors.
General

12. Please provide a diagram of your current and proposed organizational structure in the forepart of your document. Also, advise if you are using an Up-C structure. If so, disclose in the document that you are using that structure and explain the business or strategic rationale for why it was selected, including any material benefits to the parties involved.
 Gary Simanson
Thunder Bridge Acquisition, Ltd.
March 11, 2019
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-
Advisor, at (202) 551-6711 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                           Sincerely,
FirstName LastNameGary Simanson
                                                           Division of
Corporation Finance
Comapany NameThunder Bridge Acquisition, Ltd.
                                                           Office of
Information Technologies
March 11, 2019 Page 4                                      and Services
FirstName LastName